Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration File No. 333-234329
Relating to the
Preliminary Prospectus Supplement
Dated February 10, 2020
(To Prospectus Dated November 6, 2019)

PRICING TERM SHEET
February 10, 2020

Collegium Pharmaceutical, Inc.
Offering of
$125,000,000 Aggregate Principal Amount of
2.625% Convertible Senior Notes due 2026

The information in this pricing term sheet supplements Collegium Pharmaceutical, Inc. ‘s preliminary prospectus supplement, dated February 10, 2020 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Collegium Pharmaceutical, Inc. and not to its subsidiaries.

Issuer	Collegium Pharmaceutical, Inc.

Ticker / Exchange for Common Stock	COLL / The NASDAQ Global Select Market (“NASDAQ”).

Trade Date	February 11, 2020.

Settlement Date	February 13, 2020.

Notes	2.625% convertible senior notes due 2026 (the “Notes”).

Principal Amount	$125,000,000 (or, if the underwriter fully exercises its option to purchase additional Notes, $143,750,000) aggregate principal amount of Notes.

Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Maturity	February 15, 2026, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	2.625% per annum.

Interest Payment Dates	February 15 and August 15 of each year, beginning on August 15, 2020.

Record Dates	February 1 and August 1.

Last Reported Sale Price per Share of Common Stock on NASDAQ on February 10, 2020	$21.62.

Conversion Premium	Approximately 35% above the Last Reported Sale Price per Share of Common Stock on NASDAQ on February 10, 2020.

Initial Conversion Price	Approximately $29.19 per share of our common stock.

Initial Conversion Rate	34.2618 shares of our common stock per $1,000 principal amount of Notes.

Initial Conversion Value	$740.74, which is which is equal to the product (rounded to the nearest cent) of the Initial Conversion Rate and the Last Reported Sale Price per Share of Common Stock on NASDAQ on February 10, 2020.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $120.4 million (or approximately $138.6 million if the underwriter fully exercises its option to purchase additional Notes), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from the sale of the Notes, together with cash on hand and borrowings under our 2020 Loan Agreement, to fund the purchase price of the Nucynta Transaction. We intend to use the remaining net proceeds, if any, for general corporate purposes. The Notes offering is not contingent on the consummation of the Nucynta Transaction. If the Nucynta Transaction does not close and we do not use the proceeds to redeem the Notes, we intend to use the net proceeds for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Sole Book-Running Manager	Jefferies LLC.

CUSIP / ISIN Numbers	19459J AA2 / US19459JAA25.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change

If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

Make-Whole
Fundamental
Change Effective	Stock Price
Date	$21.62	$ 25.00	$29.19	$33.00	$37.94	$45.00	$55.00	$65.00	$80.00	$100.00	$125.00	$150.00
February 13, 2020	11.9916	9.8262	7.5539	6.1170	4.8025	3.5582	2.4982	1.8613	1.2832	0.8442	0.5478	0.3702
February 15, 2021	11.9916	9.7262	7.3518	5.8715	4.5363	3.2960	2.2637	1.6613	1.1307	0.7342	0.4750	0.3195
February 15, 2022	11.9916	9.5302	7.0366	5.5109	4.1620	2.9426	1.9618	1.4120	0.9457	0.6082	0.3926	0.2629
February 15, 2023	11.9916	9.1822	6.5501	4.9776	3.6322	2.4604	1.5727	1.1044	0.7257	0.4642	0.3014	0.2029
February 15, 2024	11.9916	8.5942	5.7862	4.1776	2.8652	1.8049	1.0764	0.7336	0.4795	0.3102	0.2070	0.1395
February 15, 2025	11.9916	7.5662	4.4912	2.8715	1.7002	0.9049	0.4837	0.3305	0.2307	0.1552	0.1086	0.0735
February 15, 2026	11.9916	5.7382	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•                       if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•                       if the stock price is greater than $150.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $21.62 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 46.2534 shares of our common stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—

Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, the underwriter or any dealer participating in the applicable offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Jefferies LLC, 520 Madison Avenue, 12th Floor, New York, NY 10022, Attention: Prospectus Department, or by telephone at (877) 547-6340 or by email to Prospectus_Department@Jefferies.com.

You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

This pricing term sheet, the Preliminary Prospectus Supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any Notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.